Filed pursuant to 424(b)(3)
Registration No. 333-121761

SUPPLEMENT NO. 6
DATED NOVEMBER 10, 2006
TO THE PROSPECTUS DATED JULY 24, 2006
OF THINK PARTNERSHIP INC.

This Supplement No. 6 supplements certain information contained in our prospectus dated July 24, 2006, and must be read in conjunction with our prospectus.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled “SUMMARY,” and “BUSINESS — Recent Developments — Announcement to Sell Think Consumer Services Segment” as described below.  You should read this Supplement No. 6 together with our prospectus and other prospectus supplements.

SUMMARY

This section amends and replaces the last paragraph contained in the prospectus under the heading “SUMMARY” on page 3 of the prospectus.

On November 10, 2006 we announced a new letter of intent to sell our dating businesses to Mountains West Exploration Inc. The previous letter of intent to sell the dating businesses to Mountains West, issued March 22, 2006, had expired.  The new letter of intent contemplates the sale of the dating business for an aggregate of $21 million, payable $5,000,000 in cash; a secured promissory note in the initial amount of $13 million; and unregistered common stock of Mountains West valued at $3 million.  The aggregate purchase price may be adjusted downward up to $6 million, depending upon the 2007 EBITDA performance of the dating business.  Closing of the transaction is subject to a number of conditions including, among others, Mountains West’s ability to finance the cash portion of the purchase price. The transaction is also subject to mutual satisfactory due diligence of the parties, the negotiation and execution of definitive agreements, and the receipt of all required consents. Before closing, we will require an opinion from a qualified independent investment bank regarding the fairness of the terms and conditions of the transaction to our shareholders.  There is no assurance we will be able to consummate the transactions on the terms described herein, if at all.

BUSINESS

This section amends and replaces in its entirety the discussion contained in the prospectus under the heading “BUSINESS” and subheading “Recent Developments — Announcement to Sell Think Consumer Services Segment,” which begins on page 23 of the prospectus.

Recent Developments

Announcement to Sell our Dating Business

On November 10, 2006 we announced a new letter of intent to sell our dating businesses to Mountains West Exploration Inc. The previous letter of intent to sell the dating businesses to Mountains West, issued March 22, 2006, had expired.  The new letter of intent contemplates the sale of the dating business for an aggregate of $21 million, payable $5,000,000 in cash; a secured promissory note in the initial amount of $13 million; and unregistered common stock of Mountains West valued at $3 million.  The aggregate purchase price may be adjusted downward up to $6 million, depending upon the 2007 EBITDA performance of the dating business.  Closing of the transaction is subject to a number of conditions including, among others, Mountains West’s ability to finance the cash portion of the purchase price. The transaction is also subject to mutual satisfactory due diligence of the parties, the negotiation and execution of definitive agreements, and the receipt of all required consents. Before closing, we will require an opinion from a qualified independent investment bank regarding the fairness of the terms and conditions of the transaction to our shareholders.  There is no assurance we will be able to consummate the transactions on the terms described herein, if at all.